UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09/30/11

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VIII, LLC
Address: 3000 Sand Hill Road
                Bldg 3, Suite 240
                Menlo Park, CA 94025

Form 13F File Number: 028-12759

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: John A. Powell
Title: Manager
Phone: (650) 233-3505

Signature, Place, and Date of Signing:

/s/ John A. Powell

John A. Powell   Menlo Park, California   October 6, 2011
  Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

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FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Entry Total:	-0-
Form 13F Information Table Value Total: (Thousands)	$0

List of Other Included Managers:

No. 13F File Number   Name

NONE

<TABLE>

INTEGRAL CAPITAL MANAGEMENT VIII, LLC
FORM 13F INFORMATION TABLE
AS OF 09/30/11

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
------------------	----------	------	----------	--------	---	----	-------	--------	--------	------	----
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>

No 13F Securities

GRAND TOTAL $0

</TABLE>